December 3, 1999

Division of Corporation Finance
United Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0305
Washington, D.C. 20549


Re: Distribution Management Services, Inc./Registration Statement on Form 10-SB File No. 0-27539

Ladies and Gentlemen:

         On behalf of our client, Distribution Management Services, Inc. (the "Company"), we hereby withdraw the Company's registration statement on Form 10-SB filed on October 4, 1999. The Company is withdrawing the Form 10-SB to provide it with an opportunity to respond to the Commission's forthcoming comments thereon.


                                                    Very truly yours,


                                                    /S/Michelle Kramish Kain
                                                    ---------------------
                                                    Michelle Kramish Kain, P.A.




cc:      Leo Greenfield, President